Exhibit 77(c)

Item 77C

On October 10, 2017, a special meeting of shareholders of the JPMorgan Dynamic Growth Fund was held to consider whether to approve an Agreement and Plan of Reorganization for JPMorgan Dynamic Growth Fund (the “Acquired Fund”), pursuant to which the Acquired Fund would transfer all of its assets and liabilities to the JPMorgan Large Cap Growth Fund in exchange for shares of the JPMorgan Large Cap Growth Fund. The proposal was approved by the following vote:

FOR	6,675,795.736 SHARES
AGAINST	3,425.988 SHARES
ABSTAIN	8,383.306 SHARES